Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Three Months
	Ended
	Nov. 30,	Year Ended Aug. 31,
	2009	2009	2008	2007	2006	2005
EARNINGS:
(Loss) Income from Continuing Operations Including Portion Attributable to Noncontrolling Interest	$(54)	$2,967	$2,926	$1,328	$1,018	$283

Add:
Fixed charges	55	178	162	174	160	137
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate (income) expense — net	(14)	(24)	(2)	34	31	31
Amortization of capitalized interest	3	13	16	15	15	15
Less:
Capitalized interest	(7)	(34)	(22)	(14)	(9)	(6)

(Loss) Earnings available for fixed charges	$(17)	$3,100	$3,080	$1,537	$1,215	$460

FIXED CHARGES:
Interest expense(3)	$39	$107	$110	$136	$133	$116
Capitalized interest	7	34	22	14	9	6
Portion of rents representative of interest factor	9	37	30	24	18	15

Total Fixed Charges	$55	$178	$162	$174	$160	$137

Ratio of Earnings to Fixed Charges	*	17.42	19.01	8.83	7.59	3.36

*	Earnings for the three months ended Nov. 30, 2009, were inadequate to cover fixed charges. The coverage deficiency was $72 million.

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.